EXHIBIT 99.1

News Release
TSX:RMX | NYSE AMEX:RBY October 12, 2010

Rubicon Provides Operations and Permitting Update,
Phoenix Gold Project, Red Lake, Ontario
-exploration drift approaches F2 Core Zone, delineation drilling commenced and bulk sample to be completed by end 2010-

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) is pleased to provide an update of both operations and permitting at its 100% owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario.

Operations

As part of its current Phase II budget, which is to be completed by the end of Q1, 2011, Rubicon is excavating a drift at the 305 metre level (located 1000 feet below surface) to allow access to the F2 Core Zone (see Figure 1 and previous news release dated August 18, 2010, March 31, 2010 and November 16, 2009 for additional details). The Company has established the first of three drill stations at the 305 metre level approximately 60 metres away from the F2 Core Zone and initiated a 27,000 metre delineation drill program. A total of three delineation drill rigs are scheduled to be in operation by mid November, 2010, with the delineation drilling to be completed before the end of Q1, 2011. This program is designed to test a 150 metre (horizontal) x 200 metre (vertical) area at a nominal drill spacing of 15 metres in order to further assess the continuity and tenor of gold mineralization in the F2 Core Zone which itself is part of the larger F2 Gold System (Figure 2). Additional exploration drilling will continue on other parts of the F2 Gold System on targets outside the F2 Core Zone with approximately 40,000 metres to be drilled prior to the end of Q1, 2011 (utilizing two to three additional drill rigs).

The access drift is scheduled to cross cut the F2 Core Zone around the end of October, 2010. Following a review of results from initial delineation drilling, a bulk sample will be taken (estimated to be completed by the end of 2010) which will be used to both upgrade current preliminary metallurgical studies and to assist with assessment and comparison of drill core versus bulk sample gold grades.

“Rubicon is fast approaching a new and exciting phase in the discovery and delineation of the F2 Gold System. Our exploration and operation teams have moved both efficiently and safely to put us in position to access the F2 Core Zones in the very near future. It is only a little over two and a half years ago that the first drill hole discovered the F2 Gold System and now we stand on the brink of seeing the gold mineralization underground, some 170,000 metres of drilling later. We remain well funded and on track to advance the project into development and beyond.  Meanwhile, drilling continues in all parts of the F2 Gold System and we expect to provide an update on latest results very shortly” stated David Adamson, President and CEO.

Permitting

Rubicon is fully permitted to complete the current advanced exploration and development phase of the Phoenix Gold Project and is pursuing all additional permits required to allow it to meet its targets for further development, construction and potential production. Barring unforeseen events, Rubicon is on track to secure these major permits by the end of Q1, 2011.

PR10-16    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

There are 10 major permits currently required for the production phase which address water management, air emissions standards, re-zoning, work permits and related matters. To date, two of these 10 approvals are in hand and three are at an advanced stage of review. Consultation and technical studies continue in support of the other approvals. Four of the remaining permit applications are expected to be filed in Q4, 2010 and the typical review process for these permits is less than six months. The production Closure Plan, the last of the 10 major permits, is currently expected to be submitted in Q1, 2011 and the legislated review process for the Closure Plan is 45 days. All technical studies are being completed by qualified third party consultants that are well recognized in the mining industry as summarized below:

•	Tailings facility design: Knight Piesold Ltd.
•	Ground water studies: AMEC Earth and Environmental Ltd.
•	Geochemical studies of development rock and tailings: Chem-Dynamics.
•	Crown pillar studies: AMC Mining Consultants (Canada) Ltd.
•	Effluent and receiver studies: Environmental Applications Group.
•	Biological studies: Northern Bioscience.
•	Archaeological studies: Ross Archaeological Research Associates.
•	Site-specific risk assessment: NovaTox Ltd.
•	Environmental Site Assessments and air dispersion modelling: True Grit Consulting Ltd.
•	Engineering support: JL Richards & Associates Ltd., Nordmin Engineering Ltd., BESTECH and Canadian Shield Consultants Agency Inc.

The Department of Fisheries and Oceans has confirmed that the existing tailings facility may be re-developed without an authorization pursuant to Section 35 of the Fisheries Act. Rubicon plans to commence the re-development of the existing tailings facility in Q4, 2010. Re-development of the tailings facility will commence with dewatering in preparation for future construction phases and this is expected to be completed within six months.

Rubicon is also in negotiations with Hydro One Networks Inc., the Crown and the surface rights owner where the proposed power line corridor is to be located with respect to the route, timing and allotment of power from the grid to the Phoenix Gold Project site.

Also in accord with its obligations, Rubicon is continuing to consult with First Nations, building on its relationship and its existing Exploration Agreement with Lac Seul First Nation.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario. Rubicon controls over 65,000 acres (100 square miles) of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR10-16    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 1: 305 Level Drift, projected to surface plan

PR10-16    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 2: Composite Long Section (looking northwest) showing the location of planned delineation drilling within the 9X Target

PR10-16    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs; the timing and availability of necessary permits and approvals; the timing of required third-party technical reports; the timing and anticipated success of the Company’s plans to re-develop its tailings facility; and the Company’s expectations regarding the success of its negotiations with Hydro One Networks Inc..  The Company’s explorations plans   are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR10-16    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.